EXHIBIT 99.1

Biodexa provides R&D Update

November 9, 2026

Biodexa provides R&D Update

Phase 3 Serenta trial in FAP is now two-thirds recruited

Preparations advanced for Phase 1 trial of MTX240 in GIST

Biodexa Pharmaceuticals PLC (Nasdaq: BDRX) (“Biodexa” or “the Company”), a clinical stage biopharmaceutical company developing innovative products focused on the treatment or prevention of gastrointestinal cancers is pleased to announce further progress in both its lead programs; eRapa for familial adenomatous polyposis (“FAP”) and MTX240 molecular glue for gastrointestinal stromal tumors (“GIST”).

Commenting, Stephen Stamp, Chief Executive Officer of Biodexa said “Database lock and topline data for our registrational FAP trial around the end of next year is now tantalizingly close. Also, around the same time, we should know whether we have a viable dose for MTX240 in TKI-resistant patients. If we do, MTX240 has the potential to alter standard of care for all GIST patients ”.

eRapa for FAP
The Company has enrolled 112 of an expected 168 participants in its registrational Phase 3 trial of eRapa, the Company’s reformulation of rapamycin, in FAP (NCT06950385). The trial, branded “Serenta” is recruiting at 29 clinical sites across the US and five countries in Europe with further sites in North America and Continental Europe expected to be initiated shortly.

The Serenta protocol provides for a pre-specified futility analysis after 25 progression free survival (“PFS”) events and database lock after 75 PFS events. The Serenta protocol includes a composite endpoint which defines the nature of the PFS events. Based on the current rate of PFS event accrual, the futility analysis could take place early in 2027 with database lock potentially occurring around the end of 2027, both significantly sooner than originally anticipated.

MTX240 molecular glue for GIST

Non-resectable and/or metastatic GIST is generally treated with tyrosine kinase inhibitors (“TKIs”). While TKIs have improved outcomes, resistance almost always develops through either secondary (or tertiary) KIT or PDGFR mutations or activation of alternative signalling pathways resulting in limited therapeutic options for patients once they have cycled through the available TKIs. In multiple patient-derived xenograft models, MTX240 has been shown to be effective in TKI-resistant GIST tumors1.

The Company is planning a Phase 1a dose escalation study followed immediately by a Phase 1b dose optimization study with a view to establishing a maximum tolerated dose and, based on efficacy signals, an optimized dose for MTX240. Both Phase 1a and 1b will recruit patients who have demonstrated TKI-resistance. GMP drug substance has been manufactured by our CDMO partner and they are moving ahead with GMP finished product. A preferred CRO has been identified and the Phase 1a is expected to begin recruiting in South Korea mid-2027. A pre-IND meeting with the FDA is scheduled for December 10, 2026.

About Biodexa Pharmaceuticals PLC

The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Bladder Cancer, MTX240 under development for Gastrointestinal Stromal Tumors (GIST) and tolimidone, under development for the treatment of type 1 diabetes.

eRapa is a proprietary oral capsule formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorigenesis.

MTX240 is a molecular glue, bringing two intracellular proteins, PDE3a and SLFN12, specifically co-expressed by GIST cancer cells, into close proximity to form a stable complex. This interaction stabilizes SLFN12, enabling it to drive RNase-mediated apoptosis in GIST cells through a mechanism independent of KIT or PDGFR signalling.

Tolimidone is an orally delivered, potent and selective activator of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone has demonstrated glycaemic control via insulin sensitization in animal models of diabetes and has the potential to become a first-in-class blood glucose modulating agent.

Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

  Takaki EO, Kiyono K, Obuchi Y, et al. A PDE3A-SLFN12 Molecular Glue Exhibits Significant Antitumor Activity in TKI-Resistant Gastrointestinal Stromal Tumors. Clinical Cancer Research. 2024;30(16):3603–3621.

For more company information, please contact:

Stephen Stamp, CEO
Tel: +44 (0)29 20480 180
www.biodexapharma.com

For information on the Company’s Early Access Program for eRapa, please contact erapa@tannerpharma.com

Forward-Looking Statements
Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the pace, timing and completion of recruitment and enrolment in the Serenta trial; the planned number of subjects and clinical sites and the expected initiation of additional sites, including in North America and Continental Europe; the planned futility analysis and database lock and the timing and number of PFS events; the design, objective and timing of the planned Phase 1a and Phase 1b studies of MTX240, including the expected commencement of recruitment in South Korea; the manufacture of GMP drug substance and finished product for MTX240 and the engagement of a CRO; the planned pre-IND meeting with the FDA; the potential therapeutic benefits, safety and efficacy of eRapa, MTX240 and tolimidone and the potential for tolimidone to be first-in-class; and the Company’s development and regulatory plans generally. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, “anticipates”, “intends”, “estimates”, “targets”, “potential”, “planned”, “should” or “continue”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including, without limitation: the risk that preclinical results, including patient-derived xenograft models, are not predictive of clinical results; delays or difficulties in the manufacture of drug substance or finished product or in the performance of the Company’s CDMO, CRO or other third parties; the outcome of the pre-IND meeting and the risk that regulatory authorities require additional data or changes to the Company’s development plans; the rate of subject recruitment, enrolment and retention and the risk that recruitment is not completed on the anticipated timetable; delays in initiating or the failure to initiate additional clinical sites; the rate at which PFS events accrue and the resulting timing of the futility analysis and database lock; the outcome of the futility analysis and the risk that earlier or interim data are not predictive of final results; risks relating to the safety, efficacy and regulatory approval of eRapa, MTX240 and tolimidone; the Company’s ability to obtain and maintain regulatory designations; the availability of funding under the CPRIT grant and the Company’s ability to satisfy its conditions; and the Company’s need for additional capital.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.